# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Home Federal Bancorp, Inc. of Louisiana, CIK 0001500375
CUSIP: 43708L108
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 624 MARKET STREET, SHREVEPORT, Louisiana (LA), 71101
Date of event which requires filing of this statement: 09/26/2025
Filed by CIK 0001311755
Persons authorized to receive notices and communications: Daniel R. Herndon, 6121 Fern Avenue, No. 120, Shreveport, Louisiana (LA), 71105, 318-222-1145; Copy to: Eric M. Marion, Esq., Silver, Freedman, Taff & Tiernan LLP, 3299 K Street, N.W. Suite 100, Washington, District Of Columbia (DC), 20007, 202-295-4500

## Reporting persons
- Herndon Daniel R (CIK 0001311755): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 106,318; shared voting power 85,516; sole dispositive power 106,318; shared dispositive power 85,516; aggregate amount beneficially owned 191,834 (6.3% of the class)
- Herndon Lola W.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 85,516; sole dispositive power 0; shared dispositive power 85,516; aggregate amount beneficially owned 85,516 (2.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Name of issuer: Home Federal Bancorp, Inc. of Louisiana
Address of issuer's principal executive offices: 624 MARKET STREET, SHREVEPORT, Louisiana (LA), 71101
Comment:
AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is filed to amend and supplement the statement on Schedule 13D relating to the shares of common stock, par value $.01 per share ("Common Stock") of Home Federal Bancorp, Inc. of Louisiana (the "Issuer") as filed with the Securities and Exchange Commission (the "SEC") on June 18, 2013 (the "Schedule 13D"), Amendment No. 1 as filed with the SEC on November 2, 2016, and Amendment No. 2 as filed with the SEC on December 13, 2021. This Amendment No. 3 is being filed to reflect a joint filing by Daniel R. Herndon and Lola W. Herndon (the "Reporting Persons") and to include the Joint Filing Agreement as Exhibit 1 hereto. The Reporting Persons have not effected any transactions in the Issuer's Common Stock in the last 60 days. The Date of Event on the cover page of this Amendment No. 3 reflects the voting record date for the Issuer's annual meeting of shareholders to be held on November 19, 2025. The Schedule 13D is hereby amended and supplemented as follows:

## Item 2. Identity and Background
Name of person filing: The Reporting Persons are Daniel R. Herndon and Lola W. Herndon.
Residence or business address: The address of the Reporting Persons is 6121 Fern Avenue, No. 120, Shreveport, Louisiana 71105.
Present principal occupation or employment: The Reporting Persons are both retired.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: The Reporting Persons are United States citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Daniel R. Herndon beneficially owns 11,262 shares of Common Stock directly, 85,516 shares of Common Stock held jointly with his spouse, Lola W. Herndon and 95,056 shares of Common Stock in his individual retirement account. All purchases by the Reporting Persons were made with personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Daniel R. Herndon was formerly the Executive Chairman of the Board of the Issuer until his retirement effective December 31, 2019. The Reporting Persons believe that the shares of Common Stock are an attractive investment and acquired the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control. The Reporting Persons do not intend to obtain control of the Issuer.

The Reporting Persons have no current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own 191,834 shares of Common Stock, which represents 6.3% of the issued and outstanding shares of Common Stock. This percentage is based upon 3,066,369 shares of Common Stock outstanding as of September 26, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Herndon is deemed to have sole voting and dispositive power with respect to 106,318 shares of Common Stock, which includes 95,056 shares of Common Stock held in Mr. Herndon's individual retirement account. Mr. and Mrs. Herndon have shared voting and dispositive power with respect to 85,516 shares of Common Stock held in joint accounts.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Issuer's securities during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons are not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer. The Reporting Persons have in the past and intend in the future to exercise their vote in an independent manner, and to vote their shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement

## Signatures
- Herndon Daniel R: /s/ Daniel R. Herndon, Daniel R. Herndon (10/17/2025)
- Herndon Lola W.: /s/ Lola W. Herndon, Lola W. Herndon (10/17/2025)